UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  NYMAGIC, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                              Howard S. Tuthill III
                               Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 327-1700
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 31, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__]





                                                               Page 1 of 6 pages

-----------------------------            --------------------------------------
CUSIP No. 629484 10 6                    Page 2 of 6 Pages

-----------------------------            --------------------------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson Florida Intangible Tax Trust dated 12/9/98


------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) |_|
                                                        (b) |_|
------------ ------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO

------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                      |_|

------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida

------------------------- -------- --------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   1,080,667
                          -------- --------------------------------------------
         SHARES              8     SHARED VOTING POWER

      BENEFICIALLY
        OWNED BY                   0
                          -------- --------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER

       REPORTING

         PERSON                    1,080,667
                          -------- --------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0

------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,080,667

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                          |_|

------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.5%

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             OO

------------ ------------------------------------------------------------------

--------------------------                 ------------------------------------
CUSIP No. 629484 10 6                      Page 3 of 6 Pages

--------------------------                 ------------------------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Howard S. Tuthill, III

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a) |_|
                                                             (b) |_|
------------ ------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO

------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                           |_|

------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

------------------------- -------- --------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   1,080,667
                          -------- --------------------------------------------
         SHARES              8     SHARED VOTING POWER

      BENEFICIALLY
        OWNED BY                   0
                          -------- --------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER

       REPORTING

         PERSON                    1,080,667
                          -------- --------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0

------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,080,667

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                          |_|

------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.5%

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN

------------ ------------------------------------------------------------------

                                  Introduction

     This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of 366,972 shares of common stock, $1.00 par value ("Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Florida Intangible Tax Trust dated 12/9/98 (the "FIT Trust") to Louise
B. Tollefson ("L. Tollefson") and 366,972 shares of Common Stock from the FIT Trust to Bennett H. Tollefson ("B. Tollefson"). L. Tollefson is a beneficiary of the FIT Trust, and the co-trustees of the FIT Trust are Howard S. Tuthill and Howard S. Tuthill, III ("Tuthill"), with Tuthill having sole voting and dispositive power over the shares of Common Stock held by the FIT Trust. The transfers described above were effected on March 31, 2000.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2. Identity and Background.

     This Schedule is being filed by the FIT Trust and by Tuthill in his capacity as a Trustee of the Trust. The principal business address of both the FIT Trust and Tuthill (collectively, the "Reporting Persons") is c/o Cummings & Lockwood, Four Stamford Plaza, P.O. Box 120, Stamford, Connecticut 06904. Tuthill is a partner at Cummings & Lockwood, a law firm headquartered in Stamford, Connecticut.

     During the last five years, neither Reporting Person has been convicted in a criminal proceeding or been the subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The transaction that requires the filing of this Schedule was a transfer that was effected without consideration. On March 31, 2000, 366,972 shares of Common Stock were transferred from the FIT Trust to each of L. Tollefson and B. Tollefson.

Item 4. Purpose of Transaction.

     The purpose of the transfer of 366,972 shares of Common Stock from the FIT Trust to each of L. Tollefson and B. Tollefson was to implement certain aspects of L. Tollefson's and B. Tollefson's estate and tax planning objectives.

     The Reporting Persons have no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:



                           Number of Shares        Number of Shares
                          Beneficially Owned      Beneficially Owned      Aggregate Number      Percentage of
                         With Sole Voting and   With Shared Voting and       of Shares       Shares Beneficially
         Name              Dispositive Power       Dispositive Power     Beneficially Owned        Owned
         ----              -----------------       -----------------     ------------------  -------------------

Louise B. Tollefson
Florida Intangible Tax
Trust dated 12/9/98           1,080,667                   0                 1,080,667              11.5%

Howard S. Tuthill, III        1,080,667                   0                 1,080,667              11.5%


     (c) The Reporting Persons transferred beneficial ownership of an aggregate of 733,944 shares of Common Stock on March 31, 2000, in two transfers from the FIT Trust. The Reporting Persons were given no consideration for such shares.

     (d) None.

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Trust Agreement, dated December 9, 1998, executed in connection with the establishment of the FIT Trust, Tuthill shall, upon April 30th of each calendar year, distribute the then-remaining trust estate to the then-acting Trustee of the Louise B. Tollefson Revocable Trust dated 12/23/97.

Item 7. Material to Be Filed as Exhibits.

Exhibit
Number         Description

   1 Agreement, dated as of April 6, 2000, between the Reporting Persons relating to the filing of a joint Schedule 13D (incorporated by reference to the Schedule 13D of the Reporting Persons dated April 10, 2000).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 7, 2000


                                  /s/ HOWARD S. TUTHILL III
                             -----------------------------------
                             Howard S. Tuthill III


                             LOUISE B. TOLLEFSON FLORIDA INTANGIBLE TAX
                             TRUST DATED 12/9/98

                             By    /s/ HOWARD S. TUTHILL III
                                -------------------------------
                                   Howard S. Tuthill III
                                   Trustee